SANDLER O'NEILL + PARTNERS

2008 Southern California Bank Trip



March 12, 2008



Provident Financial Holdings, Inc.

www. myprovident.com



Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2007. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.



Organizational Chart

Provident Financial Holdings, Inc.

```
                    ┌─────────────────────┐
                    │     Provident       │
                    │     Financial       │
                    │     Holdings        │
                    │ (Holding Company)   │
                    └──────────┬──────────┘
                               │
  ┌──────────────┐   ┌─────────┴────────┐   ┌──────────────┐
  │  Mortgage    │┄┄┄│    Provident     │┄┄┄│  Community   │
  │  Banking     │   │      Bank        │   │   Banking    │
  │(Provident    │   └─────────┬────────┘   │(Provident    │
  │Bank Mortgage)│             │            │   Bank)      │
  └──────────────┘   ┌─────────┴────────┐   └──────────────┘
                     │    Provident     │
                     │    Financial     │
                     │       Corp       │
                     └──────────────────┘
```

- **Provident Financial Holdings** (Holding Company)
- **Mortgage Banking** (Provident Bank Mortgage)
- **Provident Bank**
- **Community Banking** (Provident Bank)
- **Provident Financial Corp**



PROV Overview

Regional Banking Services Company Based in the Inland Empire Region of Southern California

- Expanding Customer Base and Market

- Strong Mortgage Operations

- Largest Independent Community Bank Headquartered in Riverside County, California

- Fifth Largest Deposit Market Share in the Riverside-San Bernardino RMA

Provident Locations

Provident Financial Holdings, Inc.



Pleasanton, Northern California

Provident Bank

Full Service Offices:

- Blythe
- Beaumont (Winter 2009)
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (Fall 2008)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga

Retail Offices:

- Glendora
- Riverside

PROV Highlights

Financial Position:	As of 12/31/2007	As of 09/30/2006
Total Assets ……………………	$ 1.64 Billion	$ 1.70 Billion
Loans Held for Investment ……	$ 1.40 Billion	$ 1.31 Billion
Deposits ………………………..	$ 1.01 Billion	$ 915.0 Million
Equity ……………………………	$ 126.3 Million	$ 138.4 Million
Tangible Equity …………………	$ 126.3 Million	$ 138.4 Million

Financial Results:	Quarter Ended 12/31/2007	Quarter Ended 09/30/2006
Net Income ……………………...	$ 1.2 Million	$ 5.3 Million
Return on Average Equity …….	3.72%	15.25%
Return on Average Assets …….	0.29%	1.28%
Net Interest Margin …………….	2.42%	2.68%
Efficiency Ratio ………………..	62.45%	45.37%
Total Loan Originations ………..	$ 192.7 Million	$ 429.7 Million
Provident Bank ……………...	$ 61.6 Million	$ 70.2 Million
Provident Bank Mortgage ….	$ 131.1 Million	$ 359.5 Million

Quarterly Net Income



(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Net Income was $5.3 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Pre-Tax Income - Operating Segments



(In Millions)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $8.4 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Quarterly Net Interest Income



Non-Interest Income



(In Millions)

(Quarter Ended)

Legend: ■ Gain on Sale of Loans ■ Other Fees

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Other Fees were $3.9 million as described in the Form 10-Q for the quarter ended September 30, 2006.

Net Interest Margin





Net Interest Margin vs. Fed Funds

	03/06	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08
NIM (%)	3.00%	2.82%	2.67%	2.50%	2.49%	2.37%	2.40%	2.42%	
Fed Funds (%)	4.75%	5.25%	5.25%	5.25%	5.25%	5.25%	4.75%	4.25%	3.00%

Current = 3%
March 18, 2008 ?

Operating Expenses



G&A to Average Assets





Efficiency Ratio

PROVIDENT
Provident Financial Holdings, Inc.

Quarter Ended	Efficiency Ratio
09/06 (1)	51.94%
12/06	55.72%
03/07	59.86%
06/07	72.78%
09/07	70.95%
12/07	62.45%

(Quarter Ended)

(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, the Efficiency Ratio was 45.37% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Assets



(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Assets was 1.28% as described in the Form 10-Q for the quarter ended September 30, 2006.

Return on Average Equity



(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Return on Average Equity was 15.25% as described in the Form 10-Q for the quarter ended September 30, 2006.

Diluted Earnings per Share



(1) Excluding the gain on sale of real estate of $2.3 million. On a GAAP basis, Diluted Earnings per Share was $0.77 as described in the Form 10-Q for the quarter ended September 30, 2006.

Book Value and Tangible Book Value per Share



No Goodwill.





Community Banking



Total Assets



Loan to Investment Mix



(In Millions)

Loans Held for Investment | Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 09/30/06 through 12/31/07.

Provident Bank Loan Originations (Primarily "Preferred Loans")



(In Millions)

Chart: Provident Bank Loan Originations by quarter ended

Quarter Ended	Loan Originations
09/06	$70
12/06	$94
03/07	$55
06/07	$17
09/07	$60
12/07	$62

(Quarter Ended)

22

Loan Portfolio Mix
(Loans Held for Investment)







"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Provident Financial Holdings, Inc.

Non-Traditional Loans Held for Investment
Single-Family First Trust Deeds
(Unaudited)
As of December 31, 2007

(Dollars in Thousands)	Outstanding Balance (1)		Weighted Average FICO (2)	Weighted Average LTV (3)	Weighted Average Seasoning (4)
Interest Only	$	608,890	734	74%	2.06 Years
Stated Income (5)	$	442,197	731	73%	2.16 Years
FICO <= 660	$	25,234	641	72%	2.76 Years
> 30 Year Amortization	$	28,938	740	68%	2.38 Years

(1) The outstanding balance presented on this table may overlap more than one category.
(2) The FICO score represents the creditworthiness of a borrower based on the borrower's credit history, as reported by
   an independent third party. A higher FICO score indicates a greater degree of creditworthiness.
(3) LTV (loan-to-value) is the ratio calculated by dividing the original loan balance by the original appraised value of the real estate
   collateral.
(4) Seasoning describes the number of years since the funding date of the loan.
(5) Stated income is defined as borrower provided income, which is not subject to verification during the loan origination
   process.



Asset Quality

PROVIDENT
Provident Financial Holdings, Inc.

Generic Payment Shock Example Interest Only vs. Option ARM		
Interest Only	**Option ARM***	
		Payment
5 x 1, 6-Month LIBOR + 2.75% Original Loan of $400,000	6-Month LIBOR + 3.50% Monthly Adjustable, 115% Neg-Am Cap	
Initial Rate of 5.50% $1,833	Original Loan of $400,000	
	Initial Rate of 2.00% (Many at 1.00%)	$667
	2nd Year Payment (7.5% Payment Cap)	$717
	3rd Year Payment (7.5% Payment Cap)	$771
6th Year Rate Reset to 5.71% $2,507 Loan Balance Unchanged at $400,000 Semi-Annual Adjustable (Fully Amortized, 25 Years)	27th Month Rate Reset at 6.46% Loan Balance Increased to $460,000 Monthly Adjustable (Fully Amortized, 27.8 Years)	$3,738
Payment Shock >>>>>>>>>>>>>>> $673	**Payment Shock >>>>>>>>>>>>>>>>>>>> $2,967**	

Countrywide described in their Form 10-K that 71% of their Option ARM borrowers elect to make less-than-full interest payments.

(*) The average interest rate on this note was 8.39% over the first 26 months, which accumulated as $60,000 of negative amortization requiring a recast of the loan.

Asset Quality



Non-Performing Assets ("NPA") & NPA to Total Assets

Lower than many California competitors because of insignificant balance of Option ARMs, insignificant balance of 2nd TDs, the decision to limit SFR loan growth, and the decision to lower Construction loan exposure.

(InThousands)

(Percentage)

	09/06	12/06	03/07	06/07	09/07	12/07
Non-Performing Assets	$4,426	$13,740	$14,680	$19,711	$20,591	$24,372
NPA to Total Assets	0.26%	0.78%	0.83%	1.20%	1.28%	1.49%

Asset Quality



Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)

	09/06	12/06	03/07	06/07	09/07	12/07
PLL	$637	$3,746	$1,185	-$490	$1,519	$2,140
ALL to LHI	0.82%	1.04%	1.12%	1.09%	1.13%	1.22%

Deposit Market Share

				2007 of	2007 Deposits in	2007 Mkt.	2006 Deposits in	2006 Mkt.
2007 Rank	**2006 Rank**	**Institution (ST)**	**Type**	**Branches**	**Market**	**Share %**	**Market**	**Share %**
1	1	Bank of America Corp. (NC)	Bank	40	$3,993,808	29.01	$4,082,720	29.52
2	2	Washington Mutual Inc. (WA)	Thrift	18	$1,686,015	12.25	$1,728,040	12.49
3	3	Wells Fargo & Co. (CA)	Bank	28	$1,547,847	11.24	$1,519,886	10.99
4	4	Citigroup Inc. (NY)	Bank	14	$913,847	6.64	$927,302	6.70
5	**7**	**Provident Financial Holdings**	**Thrift**	**8**	**$631,990**	**4.59**	**$583,494**	**4.22**
6	5	UnionBanCal Corp. (CA)	Bank	15	$604,596	4.39	$642,531	4.65
7	6	CVB Financial Corp. (CA)	Bank	6	$570,597	4.14	$635,349	4.59
8	9	Fremont General Corp. (CA)	Bank	1	$483,375	3.51	$435,957	3.15
9	8	Community Bank (CA)	Bank	4	$443,148	3.22	$488,547	3.53
10	10	Wachovia Corp. (NC)	Bank	2	$375,029	2.72	$306,423	2.22
		Total For Institutions In Market		**201**	**$13,766,113**		**$13,832,355**	

RMA: Riverside-San Bernardino, CA
As of June 30, 2007 (Dollars in Thousands) — Source: FDIC



Transaction Accounts, CDs & Borrowings

(In Millions)

29

Deposit Composition





30



Mortgage Banking





Provident Bank Mortgage Loan Originations

(In Millions)



PBM Purchase vs. Refinance



	09/06	12/06	03/07	06/07	09/07	12/07
Refinance	58%	66%	65%	73%	61%	59%
Purchase	42%	34%	35%	27%	39%	41%

(Quarter Ended)

"High Margin" vs. "Low Margin" Products



Loan Sale Margin



Capital Management

Stockholders' Equity



(In Millions)

Chart showing stockholders' equity by quarter ended:
- 09/06: $138
- 12/06: $134
- 03/07: $132
- 06/07: $129
- 09/07: $126
- 12/07: $126

(Quarter Ended)

Share Repurchase Program



	09/06	12/06	03/07	06/07	09/07	12/07
Shares Repurchased	111,185	190,338	194,580	168,491	150,712	36,369
Average Cost per Share	$30.35	$30.09	$27.62	$24.79	$22.40	$19.24

(Quarter Ended)

38

Cash Dividend per Share



Consolidated Capital Ratio



Equity to Assets

Capital is king in this environment!

- 09/06: 8.14%
- 12/06: 7.55%
- 03/07: 7.43%
- 06/07: 7.82%
- 09/07: 7.85%
- 12/07: 7.70%

(Quarter Ended)



Bank Capital Ratio



Tier 1 Core Capital Ratio

Quarter Ended	Ratio
09/06	7.51%
12/06	7.14%
03/07	7.15%
06/07	7.63%
09/07	7.18%
12/07	7.14%

(Quarter Ended)

Value Proposition

Stock Price to Tangible Book Value Multiple



- Better credit risk profile than many competitors.
- Slightly liability sensitive balance sheet, resulting in net interest margin improvement.
- Declining operating expenses.
- Improving loan sale margin.

	Mar 2006	Jun 2006	Sep 2006	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007
Price/TBV	1.69x	1.54x	1.50x	1.52x	1.37x	1.24x	1.10x	0.81x







www.myprovident.com